SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company informs its shareholders and the market in general that, through the Official Letter CVM/SEP/GEA-1/# 230/2015 of July 9, 2015, the Comissão de Valores Mobiliários - CVM requested clarifications to the matter disclosed on July 9, 2015, in the newspaper "Valor Econômico" section “companies”, under the title "Eletrobras will reduce disbursements by 2019", whose contents transcript follows:

1. We refer to the article published today in the newspaper Valor Econômico, in the section “Empresas”, under the heading "Eletrobras will reduce disbursements at 2019", whose contents transcript follows:

Eletrobras plans to approve in the next month a new Master Business Plan for 2015-2019. According to the CEO, José da Costa Carvalho Neto, as well as Petrobras, the new plan is expected to reduce the volume of planned investments in relation to the previous plan, which had disbursements of about R$ 52 billion over five years. There is no definition in relation to the new amount.

According to the CEO, in the case of Eletrobras, the reduction is due to the new scenario for financing of the projects of the Electric Sector and Eletrobras, after reduction, from 70% to 50%, of the participation of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in new projects and new downgrade of the company's credit level by Moody's rating agency.

"I believe that by the next month, master business plan is already finished. Of course, we will consider new forms of financing. But this [change in BNDES policy] will impact. It is a variable that we have to take into consideration. It may be that there is a reduction [of the forecast investments]. We are completing this analysis to adapt to these new conditions, "said the CEO of Eletrobras, in an exclusive interview to Valor.

MARKET ANNOUNCEMENT

According to him, with this new scenario, Eletrobras will focus more and more to what he calls the "DNA" of the group: the development and operation of large projects of generation and transmission of energy. In this context, the main targets are the second transmission line that will transmit energy from the Hydroelectric of Belo Monte, in the state of Pará, which will be auctioned on July 17th, 2015, and the Hydroelectric of São Luiz do Tapajós, in the same state, which must go to auction in 2016.

With regard to the auction of the second transmission line of Belo Monte, it seems that their controlled companies Furnas and Eletronorte will repeat the partnership with the Chinese State Grid, which was awarded of the first transmission line contract in 2014. Teams of this two subsidiaries were in Eletrobras yesterday to discuss the participation in the new auction.

Carvalho Neto confirmed that the company may sell minority stakes in power plants and less strategic transmission lines, to obtain cash for new projects, as already indicated by the Minister of Mines and Energy, Eduardo Braga.

"We have minority stakes in other companies; we have wind projects, projects that are not as strategically important. So it would be normal to leveraging by selling some of these assets to have resources for such large projects, especially in this time when credit becomes more difficult due to the situation we have today and the new policy of the BNDES, "explained the CEO.

MARKET ANNOUNCEMENT

In the case of the distribution companies, Eletrobras is concluding the hiring of the International Finance Corporation (IFC), World Bank arm, to be the financial advisor for the sale its shareholding, of about 51% of the CELG-D share capital.

The sale of the other distribution companies should be done "gradually", said Carvalho Neto. But he added that there is still no decision taken by the board of directors or the shareholders' meeting on the subject.

Before the new scenario, Eletrobras also goes by one foot on the brake in internationalization plans. Strategically, investments abroad remain important for the company, however, with the exception of hydroelectric Tumarín, Nicaragua, the other international projects will be on the shelf until there is a feasibility of funding to for its implementation.

Until the closing of the edition, the CEO of Eletrobras expected yesterday to conclude the negotiations with BR Distribuidora and Petrobras on the amount of debt still finding concerning the acquisition of fuel for energy generation in Manaus.

The CEO did not disclose the value of the settlement. In March, however, Eletrobras had announced to the market that the company's board of directors had approved signing of amendments to the renegotiation of debts of Eletrobras subsidiaries with the BR Distribuidora and Petrobras in the amount of R$ 8.6 billion. Of this total, R$ 6.1 billion, in credits to be paid by the Energy Development Account (CDE), had been recognized by the National Electric Energy Agency (Aneel).

MARKET ANNOUNCEMENT

Carvalho Neto said that Eletrobras is considering going to court to protect the billionaire losses caused by exposure in the spot market due to the deficit of hydropower. The company is one of the few generators that is not protected by an injunction against the losses of the GSF (acronym for the factor that measures the deficit hydropower).

The CEO explained that the majority of injunctions obtained by the companies has no influence on the settlement of short-term energy market of May, held this week, because these operations had been accounted by the Trade Chamber (CCEE). However, for the next payment, scheduled for August, these injunctions will they take effect. "If we have to go to court, we'll go," he added.

In this regard, we request information about the veracity of statements disclosed in the news and, if confirmed, also clarify the reasons why the company decided not to address as a Material Fact pursuant to CVM Instruction Instruction 358/02.

2. This information must take place through the Empresa.NET System category: Comunicado ao Mercado, type: Esclarecimentos sobre Consultas CVM/BOVESPA,, subject: Notícia Divulgada na Mídia, which will include a transcript of this ofício.

3. We emphasize that, pursuant to art. 3 of CVM Instruction 358/02, it is the responsibility of the Investor Relations Officer disclose and communicate to CVM and, if applicable, the Stock Exchange and OTC entity on which the securities issued by the company are traded, any act or fact occurred or related to the Company business and ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

MARKET ANNOUNCEMENT

 4. We also recall the obligation referred to in sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire managers and controlling shareholders, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

5. Finally, we clarify that the CVM understands that, in the case of leak information or if the company's issued securities present an unusually variation, the material facts must be immediately reported, although this informs refers to operation under negotiating (did not concluded), initial negotiations, feasibility studies or the mere intention of conducts of business (CIRCULAR LETTER / CVM / SEP / Nº 02/2015).

6. We confirm, for appropriate legal purposes, the noncompliance with the information request within 1 business day will subject the Company, based on section II of Article 9 of Law No. 6,385/1976 and Article 7 combined with Article 9 of CVM Instruction No.452/2007, application of punitive fine in the amount of R$ 1,000.00 (one thousand reais).

Thus, in consideration of the aforementioned CVM Official Letter, the Company clarifies the following:

With regard to the Master Business Plan 2015-2019, the Company approved, as announced to the market on November 27, 2014 the Strategic Plan 2015-2030 ("Strategic Plan") which establishes the guidelines for Eletrobras to become an increasingly efficient company, by reducing costs, restructuring of business processes and optimization of efforts among the companies of Eletrobras. The Strategic Plan will be unfolded in the Master Plan of Business and Management of Eletrobras - PDNG, to be updated annually by the Eletrobras holding company with five-year horizon, which will provide the basic guidelines for the Business Plan and Management (PNG) of each of Eletrobras companies.

So what was treated by the CEO of Eletrobras, through the news published by the newspaper "Valor Econômico", is that the more detailed the Strategic Plan will be presented through the Master Plan for Business and Management for the period 2015 2019 ( "PDNG 2015-2019") to be approved by the Board of Directors of Eletrobras. The PDNG, since it is an unfolding of the Strategic Plan for the five-year period 2015-2019, necessarily consider the sector, regulatory, economic, financial and tax scenarios in which Eletrobras companies are inserted, including the new scenario for funding of the electric energy sector projects and alternatives for fundraising.

MARKET ANNOUNCEMENT

As for the mention of the possibility of sale of minority stakes in assets of generation and transmission of electricity, considered less strategic for the Company, as informed through the Market Announcement of August 27, 2013 there are studies in relation to minority shareholdings of Eletrobras conducted by consulting firm Roland Berg, contracted to support the studies and the implementation of restructuring the corporate business, organizational, governance and management model of Eletrobras. However, at the moment, there is no decision on this subject that could give rise disclosure of Relevant Fact to the market.

With regard to the restructuring of the distribution business, having as one of the alternatives, among others, the possibility of transfer of shareholding control of the Eletrobras distribution companies, the Company has informed through the Market Announcements made on February 11, 2014. February 13, 2014 and May 12, 2015 that Banco Santander was hired by the Company to advise in studies on such business in order to find alternatives to the best management model under the operational and value creation point of view. There is no yet management decision on this subject matter that would justify the need for disclosure to the market.

As is knowledge of the market, the studies made by the Company regarding the distribution business, including as a result of the federal decree No. 8461/2015 which deals with the renewal of the distribution concessions as authorized by Federal Law No. 12,783/2013, are being analyzed considering every possible scenario, given the existing variables, and must also await the disclose of the regulatory standards by the National Electric Energy Agency ("ANEEL"), resulting from public hearing in progress.

Regarding the distribution company CELG Distribuição SA ('CELG-D "), in accordance with the Market Announcement published on May 7, 2015 and May 12, 2015, the common shares representing the shareholding of Eletrobras in the share capital of CELG-D were deposited in the National Privatization Fund - FND which include the mentioned concessionary in National Privatization Program (PND). On these occasions, the Company also stated its investors that the sale of this Distribution Company depended on approval of its conditions by regulatory and government agencies, as well as the decision-makers of Eletrobras.

In this way, which was highlighted by the CEO of Eletrobras in the in the news article above is that the measures related to the CELG D shareholding control sale are in progress, including the hiring of consultants and evaluators responsible for support in preparing the documents and evaluation needed for the necessary resolutions.

MARKET ANNOUNCEMENT

With regard to the debts of the Eletrobras distribution companies with Petrobras Distribuidora SA ("Br Distribuidora") and Petroleo Brasileiro S.A. ("Petrobras"), resulting from supply of fuel, Eletrobras has been keeping the market fully informed on the subject , as evidenced by the Market Announcements released on March 17, 2015 and August 18, 2014. The Eletrobras distribution companies are entitled to the reimbursement of fuel costs related to public service of electric energy distribution in the isolated system, under Law No. 12,111/2009, in this way the renegotiation of its debts with the BR Distribuidora and Petrobras is connected to the recognition of that refund by Aneel.

With regard to the assessment made by the CEO regarding the injunctions obtained in court by the energy generation concessionaires and licensees, in order to limit the effects of the GSF - Generation Scaling Factor, due to the hydro generation deficit, resulting from the current Brazilian hydrological conditions, deserves to be clarified that this situation is publicly known subject, of wide dissemination and discussion in the electricity sector. As part of its duty of diligence, as administator of the Company, the CEO informed that it will adopt all necessary measures, including legal, if necessary, to protect the interests of Eletrobras.

Considering all the clarifications made above, it turns out that the matter disclosed by the newspaper "Valor Econômico" did not bring relevant new facts that justify the disclosure of Relevant Fact to the market, in addition to those that have already been disclosed by the Company in accordance with the legislation.

The Company reiterates that it will continue to keep the market informed about the progress of the matters referred to in this Market Announcement.

Rio de Janeiro, July 10, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.